Exhibit 10.1
SHARE PURCHASE AGREEMENT
relating to the shares in Organon BioSciences N.V., the holding company for the human healthcare and animal healthcare activities of the Akzo Nobel group
Between
AKZO NOBEL N.V.
(as Seller)
And
SCHERING-PLOUGH INTERNATIONAL C.V.
(as Purchaser)
and
SCHERING-PLOUGH CORPORATION
(as Purchaser Parent and Guarantor)
dated       30 September 2007

Table of Contents

Clause	Page

1.	INTERPRETATION	7

1.1	Definitions	7

1.2	References to persons and companies	7

1.3	Headings and references to Clauses, Schedules, Parts and Paragraphs	7

1.4	References to liabilities and obligations	7

1.5	Information	8

1.6	Legal terms	8

1.7	Other references	8

1.8	Third party stipulations	8

1.9	Drafting Party	8

2.	SALE AND PURCHASE	8

2.1	Shares	8

2.2	Purchase of Group Companies	8

3.	CONSIDERATION	10

3.1	Purchase Price	10

3.2	Payments at Closing	10

3.3	Adjustment to Purchase Price	10

4.	CONDITIONS PRECEDENT; ANTI-TRUST APPROVALS	10

4.1	Conditions	10

4.2	Responsibility for satisfaction; Anti-trust Approvals	11

4.3	(Non-)Satisfaction/Waiver	13

5.	PRE-CLOSING COVENANTS	13

5.1	Conduct of business	13

5.2	Access to Operations	15

5.3	Intra-group agreements and Master TSA	16

5.4	Estimated Net Debt Statement	16

5.5	Cooperation with Financing	17

5.6	Financing obligations of Purchaser and Purchaser Parent and Guarantor	18

5.7	Loan agreements	18

6.	CLOSING	19

6.1	Date and place	19

6.2	Payment of Estimated Purchase Price; Closing actions	19

6.3	Repayment of Estimated Intra-Group Indebtedness	19

6.4	Breach of Closing obligations	19

7.	POST-CLOSING ADJUSTMENT	20

7.1	Net Debt Statement	20

7.2	Adjustments to Purchase Price and repayment of Intra-Group Indebtedness	21

8.	WARRANTIES	22

8.1	Seller’s Warranties	22

8.2	Disclosure	23

8.3	Purchaser’s and Purchaser Parent and Guarantor’s Warranties	23

8.4	Liability for breach	24

8.5	Master Separation Agreement	24

9.	LIMITATION OF LIABILITY	25

9.1	Time limitation	25

9.2	Minimum claims	26

9.3	Aggregate minimum claims	26

9.4	Maximum liability	26

9.5	Provisions	26

9.6	Matters arising after Reference Time / Effective Time	26

9.7	Purchaser’s Insurance	27

9.8	Net financial benefit	27

9.9	Mitigation of Losses	27

9.10	Purchaser’s right to recover	27

10.	CLAIMS	28

10.1	Notification of potential claims	28

10.2	Notification of claims	28

10.3	Commencement of proceedings	29

10.4	Investigation by Seller	29

10.5	Procedure for third party claims	29

10.6	Third party stipulation limitation	30

11.	TAX MATTERS	30

12.	RESTRICTIONS	30

12.1	Restrictions on Seller	30

12.2	Restriction on Purchaser	31

13.	PURCHASER PARENT AND GUARANTOR GUARANTEE	31

13.1	Guarantee	31

13.2	Default; enforcement; non-waiver	31

14.	CONFIDENTIALITY	31

14.1	Announcements	31

14.2	Confidentiality undertaking	32

15.	MISCELLANEOUS	33

15.1	Further assurances	33

15.2	Whole agreement	33

15.3	No assignment	33

15.4	Waiver	33

15.5	Variation	34

15.6	Third party rights	34

15.7	Rescission	34

15.8	Method of payment	34

15.9	Costs	34

15.10	Interest	34

15.11	Notices	35

15.12	Invalidity	35

15.13	Counterparts	36

15.14	Notary	36

15.15	Dispute resolution	36

15.16	Governing law	37

Schedules

Schedule 1	Definitions

Schedule 2	Group Companies

Schedule 3	Retained Intra-Group Agreements

Schedule 4	Closing obligations

Schedule 5	Closing Anti-trust Approvals

Schedule 6	Net Debt Statement, Reporting Accountants

Schedule 7	Warranties and Disclosure

Schedule 8	Tax Indemnities and Tax matters

Schedule 9	Commitment Letter

Schedule 10	Data Room

Schedule 11	Certain correspondence and written material

Schedule 12	Amended and Restated Master Separation Agreement and related Amendment Agreement

Schedule 13	Affiliation Agreement

Schedule 14	Addendum

Share Purchase Agreement
THIS AGREEMENT IS MADE BETWEEN:
(1)	Akzo Nobel N.V., a public limited liability company (`naamloze vennootschap´) incorporated in the Netherlands, whose corporate seat is in Amsterdam, the Netherlands, and whose address is at Strawinskylaan 2555, 1077 ZZ Amsterdam, the Netherlands, (“Seller”),

(2)	Schering-Plough International C.V., a limited partnership (commanditaire vennootschap) established in Amsterdam, the Netherlands and whose address is at 2000 Galloping Hill Road, Kenilworth, NJ 07033, United States of America (“Purchaser”),
and
(3)	Schering-Plough Corporation, a New Jersey corporation, with principal executive offices at 2000 Galloping Hill Road, Kenilworth, NJ 07033, United States of America, acting for and on behalf of itself, (“Purchaser Parent and Guarantor”).
WHEREAS:
(A)	Organon BioSciences N.V., (as further defined in Schedule 1, the “Company”) is the holding company for the Group, which comprises the human healthcare and animal healthcare activities of Seller’s Group;

(B)	Immediately prior to the Reference Time, Seller and the Company were in the final stages of preparing for the commencement of an initial public offering of shares of the Company;

(C)	Purchaser Parent and Guarantor has approached Seller expressing its confidence in acquiring the Shares of the Company on terms and conditions that, in Purchaser Parent and Guarantor’s view, offer Seller’s shareholders significantly greater value than an initial public offering of the Company, even on a long-term basis;

(D)	Seller and Purchaser entered into the Confidentiality Agreement, pursuant to which certain confidential information relating to the Group was made available to Purchaser and its Representatives;

(E)	Seller gave Purchaser and its Representatives access to the Data Room, as well as the opportunity to attend and participate in management presentations, and to ask questions and carry out investigations in relation to the Group and the Operations;

(F)	Seller wishes to sell and transfer the Shares in the Company to Purchaser, and Purchaser wishes to acquire same, on and subject to the terms and conditions set out in this Agreement; and

(G)	Purchaser Parent and Guarantor has agreed to guarantee to Seller the performance by Purchaser of its obligations under this Agreement.
IT IS AGREED AS FOLLOWS:
1.	INTERPRETATION

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply throughout:

1.1	Definitions

Capitalized words, including those used in the introduction and preamble of this Agreement, shall have the meaning as defined in Schedule 1.

1.2	References to persons and companies

References to:
1.2.1	a person include any individual, company, partnership or unincorporated association (whether or not having separate legal personality); and

1.2.2	a company include any company, corporation or any body corporate, wherever incorporated.
1.3	Headings and references to Clauses, Schedules, Parts and Paragraphs
1.3.1	Headings have been inserted for convenience of reference only and do not affect the interpretation of any of the provisions of this Agreement.

1.3.2	A reference in this Agreement to a Clause or Schedule is to the relevant Clause of or Schedule to this Agreement; to a Part is to the relevant Part of the relevant Schedule; and to a Paragraph is to the relevant Paragraph of (the relevant Part of) the relevant Schedule.
1.4	References to liabilities and obligations
1.4.1	Any reference in this Agreement to a liability or obligation of (any member of) Seller’s Group shall be deemed to incorporate a reference to an obligation on the part of Seller to procure that the relevant liability is discharged or obligation is performed by the relevant member of Seller’s Group, on and subject to the terms and conditions set out in this Agreement.

1.4.2	Any reference in this Agreement to a liability or obligation of (any member of) Purchaser’s Group shall be deemed to incorporate a reference to an obligation on the part of Purchaser to procure that the relevant liability is discharged or obligation is performed by the relevant member of Purchaser’s Group, on and subject to the terms and conditions set out in this Agreement.
1.5	Information

References to books, records or other information include books, records or other information stored in any form including paper, magnetic media, films, microfilms, electronic storage devices and any other data carriers.

1.6	Legal terms

In respect of any jurisdiction other than the Netherlands, a reference to any Netherlands legal term shall be construed as a reference to the term or concept which most nearly corresponds to it in that jurisdiction.

1.7	Other references
1.7.1	Whenever used in this Agreement, the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.

1.7.2	Any reference in this Agreement to any gender shall include all genders, and words importing the singular shall include the plural and vice versa.
1.8	Third party stipulations

A third party stipulation (`derdenbeding´) expressly identified as such in this Agreement, shall be for the benefit of and enforceable by the relevant third parties, provided that the Parties exclude the applicability of articles 6:254, 6:255 and 6:256 of the Netherlands Civil Code. A third party stipulation expressly contained in this Agreement shall only be available to the third party after written acceptance thereof, delivered to the Party that has given the third party stipulation, which acceptance shall also be required to expressly state acceptance of the application of the relevant provisions of this Agreement (including the provisions of Clauses 9, 10, 15.15 and 15.16) to the third party stipulation. No Party that has given a third party stipulation herein will revoke such stipulation.

1.9	Drafting Party

No provision of this Agreement shall be interpreted against a Party solely as a result of the fact that such Party was responsible for the drafting of such provision.

2.	SALE AND PURCHASE

2.1	Shares

On and subject to the terms and conditions of this Agreement, Seller hereby sells to Purchaser, which hereby purchases, the Shares.

2.2	Purchase of Group Companies
2.2.1	Upon the written request of Purchaser, given not less than 30 (thirty) Business Days prior to Closing, and subject to the prior written consent of Seller, which may be given or withheld or withdrawn at any time in Seller’s sole discretion, on the Closing Date Seller shall directly sell and transfer to Purchaser or another member of Purchaser’s Group, as the case may be, in one or more transactions, all of the Interests in one or more Group Companies (other than the Company) for an amount of consideration agreed upon between Purchaser and Seller (in each case, a “Group Company Sale”), provided that Purchaser shall, at its risk, cost and expense, procure that all preparatory actions, filings and documents are taken or prepared, subject to Seller’s prior review and approval, by Purchaser’s relevant Representatives in connection with each Group Company Sale.

2.2.2	In the event of a Group Company Sale, Seller shall undertake any transactions consistent with Law necessary to enable Seller to hold directly on the Closing Date the Interests in any Group Company that is the subject of the Group Company Sale (each, a “Restructuring Transaction”).

2.2.3	Purchaser and Seller agree that the Purchase Price shall be reduced by the aggregate amount of consideration paid by Purchaser or another member of Purchaser’s Group as the case may be, to Seller, in all Group Company Sales.

2.2.4	To the extent Seller determines, in its sole judgment, that the aggregate amount of Tax or other costs incurred by Seller or another member of Seller’s Group in connection with any Group Company Sales (and any Restructuring Transactions described in Clause 2.2.2) is increased compared to the amount of Tax or other costs that otherwise would have been incurred by Seller or another member of Seller’s Group with respect to the transactions contemplated by this Agreement in the absence of such Group Company Sales or Restructuring Transactions, Purchaser agrees to indemnify and hold harmless Seller against the amount of such increase in Tax or other cost, and shall pay the amount of such Tax or other cost, including gross-up, as reasonably demonstrated by Seller (and, in the event of a disagreement, determined by an independent third party to be agreed upon by Seller and Purchaser), to Seller on the Closing Date or, if Closing does not occur for any reason, immediately upon termination of this Agreement.

2.2.5	The following is agreed with respect to the French Companies:
(a)	It is expressly acknowledged that the shares or partnership shares held in the French Companies of which Purchaser will indirectly become the owner on Closing, will immediately after Closing be reassigned to the company Schering-Plough Holding France SAS or any other French affiliated company which the Purchaser would wish to substitute itself with.

(b)	With this reassignment Purchaser means to comply with the provisions of the section 223 B c. of the Code General des Impôts (French Tax Code) which provides that “the provisions of the seventh subparagraph of section 223 B of the Code General des Impôts do not apply if the shares sold to the company member of the tax group have been acquired, directly or through the acquisition of a company which controls directly or indirectly, the purchased company in the meaning of section L 233-3 of the Commercial Code, immediately before, from people other than those mentioned in the seventh subparagraph, with the intention to reassign them”.

(c)	It is Purchaser’s intention that the above-mentioned reassignment operation will be carried out in accordance with the provisions of the French tax administration guidelines as specified in paragraph 101 of the Bulletin Officiel des Impôts 4 H-3- 89 of May 2, 1989, in paragraph 101 of the documentation de base 4 H-6623 of July 12, 1997, and in paragraphs 54 to 56 of the Bulletin Officiel des Impôts 4 H-4-07 of March 21, 2007.
3.	CONSIDERATION

3.1	Purchase Price

The consideration payable by Purchaser for the Shares (the “Purchase Price”) shall be an amount equal to the aggregate of:
3.1.1	the Bid Value; less

3.1.2	the Net Debt; less

3.1.3	the Pension Obligations.
3.2	Payments at Closing

At Closing, Purchaser shall pay to Seller in accordance with Clause 6.2.1 an estimate of the Purchase Price (the “Estimated Purchase Price”), equal to the aggregate of:
3.2.1	the Bid Value; less

3.2.2	the Estimated Net Debt; less

3.2.3	the Pension Obligations.
3.3	Adjustment to Purchase Price

If any payment is made by Seller to Purchaser or by Purchaser to Seller in respect of any claim (i) for any breach of this Agreement (including, for the avoidance of doubt, a breach of a Seller’s Warranty) or (ii) pursuant to an indemnity under this Agreement, the Purchase Price shall be deemed to be adjusted by the amount of such payment.

4.	CONDITIONS PRECEDENT; ANTI-TRUST APPROVALS

4.1	Conditions

Closing is conditional upon satisfaction or waiver of the following Conditions Precedent:
4.1.1	the Closing Anti-trust Approvals shall have been obtained or, alternatively, any waiting periods under the Laws applicable to such approvals, shall have expired or been terminated;

4.1.2	no Governmental Authority shall have enacted, issued, promulgated or enforced any Law, non-appealable judgment, decree or injunction that is in effect and prohibits this Agreement or the consummation of the Transaction;

4.1.3	there shall not be pending or threatened any action or proceeding by a Governmental Authority seeking to prohibit consummation of the Transaction; and

4.1.4	Seller shall not be in breach of any of the obligations required to be performed by it under this Agreement that would be singly or in aggregate reasonably likely to have a Material Adverse Effect.
4.2	Responsibility for satisfaction; Anti-trust Approvals
4.2.1	Save as otherwise provided in Clause 4.2.2, each of the Parties shall use its reasonable best efforts to ensure satisfaction of and compliance with the Conditions Precedent.

4.2.2	Notwithstanding Clause 4.2.1, Purchaser shall:
(a)	as soon as practicable and advisable prepare and file with the relevant Governmental Authorities the notices and applications necessary to (i) satisfy the Condition Precedent set out in Clause 4.1.1 and (ii) obtain any other Anti-trust Approval, provided that Seller shall have the right to review and provide comments on such notices and applications, and provided further that Seller and Purchaser shall cooperate with each other and file, as soon as practicable or advisable, their respective notification and report form, if any, required for the Transaction under the HSR Act;

(b)	supply as promptly as practicable any additional information and documentary material that may be requested by any relevant Governmental Authority in connection with (i) the Condition Precedent set out in Clause 4.1.1 or (ii) any other Anti-trust Approval, provided that, with respect to any written submission, information or documentary materials, Seller shall have the right to review and provide comments on the same, and provided further that Seller shall, as promptly as practicable, provide any necessary information or documentary material that may reasonably be requested by Purchaser in order to fulfill its obligations under this Clause, or by any relevant Governmental Authority in connection with the Condition Precedent set out in Clause 4.1.1 or any other Anti-trust Approval, to the extent that it is in Seller’s possession and control; and

(c)	take promptly any and all steps necessary to avoid or eliminate each and every impediment to, and procure as soon as practicable, the fulfillment of the Condition Precedent set out in Clause 4.1.1 and the obtaining of all other Anti-trust Approvals by no later than 15 December 2007 (the “Outside Date”), including by (i) taking or giving to the competent Governmental Authorities a binding undertaking to take any action that may be necessary or appropriate in order to obtain clearance of the Transaction (including by agreeing to sell, lease, license or otherwise dispose of, or to hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, assets, rights, product lines, licenses, categories of any assets or businesses or other operations, or interests therein, of Purchaser Parent and Guarantor or its subsidiaries, including the shares, properties and all other assets to be acquired (directly or indirectly) by Purchaser hereunder, and the entry into agreements with, and submission to orders of, the relevant Governmental Authority giving effect thereto, that may be required by any relevant Governmental Authority) or

(ii)	duly and promptly complying with any condition that any relevant Governmental Authority may impose to approve the consummation of the Transaction and that cannot be resisted in accordance with the terms of this Agreement. For the avoidance of doubt, Purchaser shall take any and all actions necessary in order to ensure that (x) no requirement for a waiver, consent or approval of any Governmental Authority, (y) no decree, decision, judgment, injunction, temporary restraining order or any other order in any suit or proceeding, and (z) no other matter relating to any antitrust or competition Law, would preclude consummation of the Transaction by the Outside Date. For the avoidance of doubt, Seller shall take all steps reasonably practicable or necessary in order to cooperate with Purchaser in obtaining all necessary Anti-trust Approvals.
4.2.3	Purchaser shall use its reasonable best efforts to obtain all Anti-trust Approvals at the earliest possible date prior to the Outside Date and shall seek all relevant Anti-trust Approvals for each of the human healthcare and veterinary healthcare activities of Seller’s Group, individually and in the aggregate.

4.2.4	Notwithstanding the foregoing, none of Seller nor any other member of Seller’s Group shall have any obligation to hold separate or divest any assets, rights, product lines, licenses, categories of assets or businesses or other operations, or interests therein, of Seller or any other member of Seller’s Group.

4.2.5	Purchaser shall bear all filing fees and other costs incurred in relation to any anti-trust or similar filing required to be made in any jurisdiction in connection with Purchaser’s acquisition of the Shares. Purchaser shall also bear all costs, penalties and fines resulting from not filing in any jurisdiction where it is determined that filing should have taken place.

4.2.6	Without prejudice to Clause 4.2.2, Seller and Purchaser shall (i) promptly co-operate with and provide all necessary information and assistance reasonably required by any Governmental Authority in connection with the Condition Precedent set out in Clause 4.1.1 upon being requested to do so by the other Party, (ii) promptly inform, and provide copies to, the other Party of any communication received from, or given by it to, any Governmental Authority with respect to the said Condition Precedent, (iii) to the extent practicable, provide the other party and its counsel with advance notice of and the opportunity to participate in any discussion, telephone call or meeting with any Governmental Authority in respect of any filing, investigation or other inquiry in connection with the Transaction and to participate in the preparation for such discussion, telephone call or meeting, (iv) not enter into, or consummate, any acquisition or license agreement which would present a material risk of making it materially more difficult to obtain any approval or authorization required in connection with the Condition Precedent set out in Clause 4.1.1, and (v) to the extent permitted by Law, consult with each other prior to filing or submitting documents or entering into discussions with any Governmental Authority and give each other advance notice to engage in meaningful consultation.

4.2.7	Without prejudice to Clauses 4.2.2(c) and 4.2.6, in the event that any administrative or judicial action or proceeding is instituted (or threatened, or becomes reasonably foreseeable, to be instituted) by a Governmental Authority or any other person challenging (any part of) the Transaction, each Party shall co-operate in all respects with the other Party and use its reasonable best efforts to defend, contest and resist any such actual, anticipated or threatened action or proceeding and, without avoidable delay, to have vacated, lifted, reversed or overturned any order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts the consummation of the Transaction.
4.3	(Non-)Satisfaction/Waiver
4.3.1	Within 2 (two) Business Days of becoming aware of the same, (i) Purchaser shall give notice to Seller, or vice versa, of the satisfaction of the Condition Precedent set out in Clause 4.1.1, and (ii) if applicable, Purchaser shall give notice to Seller, or vice versa, of non-satisfaction of any of the other Conditions Precedent.

4.3.2	The Conditions Precedent may only be waived by written agreement between Seller and Purchaser.

4.3.3	If the Conditions Precedent are not satisfied or waived on or before the Outside Date, Purchaser or Seller may, in its sole discretion, terminate this Agreement by notice to the other, and no party shall have any claim pursuant to this Agreement save for any claim of a Party arising from breach of any obligation contained in Clauses 2.2.4 or 4.2, provided that no such termination notice may be given by a Party which is in default of its material obligations under this Agreement, including, for the avoidance of doubt, Purchaser’s or Seller’s obligations under Clause 4.2.
5.	PRE-CLOSING COVENANTS

5.1	Conduct of business

Seller undertakes to procure that between Signing and Closing:
5.1.1	the business of the Group is carried on with reasonable care as a going concern in the ordinary course as carried on prior to Signing consistent in all material respects with applicable Laws, and the present business organization, properties and assets and relationships with third parties is maintained in a reasonable manner and preserved consistent with the Group’s current practice, except as consented to in writing by Purchaser, such consent not to be unreasonably withheld or delayed, or as would be contrary to any Law;

5.1.2	without prejudice to the generality, and in furtherance, of Clause 5.1.1, to the extent relating to any Group Company, Seller and the Group Companies do not, without the prior written consent of Purchaser, such consent not to be unreasonably withheld or delayed, or except as would be contrary to any Law:
(a)	reclassify, split (`splitsing van aandelen, samenvoeging van verschillende klassen van aandelen´), repay, recapitalize (`omzetting reserves in aandelenkapitaal´),

redeem, adjust the par value of, pay out stock dividend or repurchase, or allow to be reclassified, split, repaid, redeemed or repurchased any shares or other ownership interests of the Company or any other Group Company;

(b)	create, allot, issue, pledge, dispose of or encumber, or allow to be created, allotted, issued, pledged, disposed or encumbered any shares, ownership interests or voting securities, or any warrants, convertible securities, other rights of any kind to acquire or receive any shares, any other ownership interests or any voting securities of the Company or any other Group Company, or issue any instruments that give rise to the right of the holder to obtain shares, ownership interests or voting securities in the Company or any other Group Company;

(c)	declare, set aside, make or pay any dividend or make any equity distribution to shareholders of the Company, except pursuant to Clause 2.2;

(d)	incur any additional indebtedness, or issue any debt securities or assume, guarantee or endorse any material obligations of any other person, in each case having maturities of more than one year and which may not be terminated on less than 30 (thirty) days’ notice, without any material termination, pre-payment or similar payments;

(e)	acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein;

(f)	(A) directly or indirectly, sell, assign, lease, transfer, license or otherwise dispose of, or extend or exercise any option to sell, assign, lease, transfer, license or otherwise dispose of, any Intellectual Property, except pursuant to binding, written contracts existing as of Signing or as required by Law; or (B) sell, assign, lease, transfer, license, or otherwise dispose of, or extend or exercise any option to sell, assign, lease, transfer, license, or otherwise dispose of, any asset, other than Intellectual Property, other than in the ordinary course of business consistent with past practice;

(g)	mortgage or pledge any assets, other than by operation of Law;

(h)	terminate or materially extend or materially modify, or waive any rights under, any contract that is material to the Operations, other than in the ordinary course of business and consistent with reasonable oversight of the Operations;

(i)	enter into any contract, arrangement or commitment or amend any contract, arrangement or commitment, other than in the ordinary course of business and consistent with reasonable oversight of the Operations and, for this purpose, letters of credit with a value in excess of EUR 10 million (ten million euro) shall not be considered to be in the ordinary course of business and consistent with reasonable oversight of the Operations;

(j)	to the extent relating to any Employees, materially increase, amend or grant any employee benefits (including, but not limited to, pension, retirement, profit-

sharing or other incentive plans, but excluding any commercially reasonable retention bonuses and similar compensation) in any material manner or, without prior consultation with Purchaser and due consideration of Purchaser’s view, enter into or amend any collective bargaining agreement concerning any employee of the Group Companies or, without prior consultation with Purchaser and due consideration of Purchaser’s view, change the actuarial assumptions under any pension scheme;

(k)	make any payments or settle any claims under any indemnity given by the Company to Seller’s Group under the Master Separation Agreement;

(l)	settle any legal proceeding or other dispute in respect of class actions, intellectual property matters or, to the extent such settlement is reasonably likely to adversely affect the Company in a material way, any material investigations or other legal proceedings or actions by any Governmental Authority, or settle any other legal proceedings or other disputes other than in the ordinary course of business consistent with past practice;

(m)	incur any capital expenditure other than any capital expenditure incurred in connection with any repairs, replacements, maintenance, or binding written commitments of, or relating to, assets of the Company existing as of Signing, or purchases of any individual items for less than (A) EUR 300,000 (three hundred thousand euro) in the case of purchases relating to the human health activities of the Group and (B) EUR 200,000 (two hundred thousand euro) in the case of purchases relating to the animal health activities of the Group, as the case may be, or as required by Law;

(n)	change the accountancy and tax procedures, principles or practices of any Group Company except as and when required by applicable accounting guidelines or in the ordinary course of business;

(o)	amend or change the articles of association or similar organizational documents of any Group Company or adopt or pass resolutions for such purposes; and

(p)	to the extent relating to any period of Taxation in respect of a Group Company, commencing on or after 1 January 2007, and unless in the ordinary course of business, file or amend any Tax Return or claim for refund of Taxes with any Tax Authority, change any method of reporting income or deductions for Tax purposes, waive or consent to extend any period of limitations for the payment or assessment of any Tax, settle or compromise any Tax liability or refund.
5.2	Access to Operations
5.2.1	Subject to Clauses 5.2.2 and 5.2.3, Seller undertakes to procure that, until the Closing Date or, if applicable and earlier, termination of this Agreement, the Group Companies shall allow Purchaser and its Representatives upon reasonable notice to Seller, and subject to compliance with the relevant site access procedures, access during normal working hours to the premises, books and records of or relating to the Operations.

5.2.2	The obligation of Seller under Clause 5.2.1 shall be subject to the right of the relevant member(s) of Seller’s Group to refuse access to the Operations on the grounds that access:
(a)	would be contrary to any Law;

(b)	would cause undue disruption to the relevant Operations or their management; or

(c)	would in the reasonable opinion of the relevant management of the relevant Operations involve issues of proprietary nature, commercial sensitivity or confidentiality such that access could materially damage such proprietary nature, value, competitiveness or confidentiality of the relevant Group Company or lead to a material breach of any obligations of the relevant Group Company, it being agreed that any information relating to sales force commissions of the Group shall constitute such issues.
5.2.3	Without detracting from the grounds for refusal set out in Clause 5.2.2, Purchaser shall only be entitled to have such access to the extent reasonably necessary for Purchaser to ensure the transfer of the Group in an efficient and timely manner at Closing and to allow Purchaser to help prepare for the transition of the Group into Purchaser’s Group.
5.3	Intra-group agreements and Master TSA
5.3.1	Seller covenants that, except as expressly set out in this Agreement or otherwise agreed by the Parties, all existing agreements and arrangements (except for the Retained Intra-Group Agreements) between one or more members of Seller’s Group (excluding the Group Companies) on the one hand and one or more Group Companies on the other hand shall be terminated prior to or at Closing to the extent related to the Operations. Without detracting from any longer duration periods as may be specified in the Master TSA in respect of any specific service, Seller agrees not to, and Purchaser shall procure that the relevant Group Company does not, terminate any Retained Intra-Group Agreement prematurely for a period of 6 (six) months after the Closing Date. Seller shall reasonably consider any reasonable requests of Purchaser, and vice versa, for any extension of the aforesaid 6 (six) month period.

5.3.2	Between Signing and Closing, Seller shall, and shall cause the Company to, and Purchaser shall, in good faith negotiate and shall execute an agreement for the rendering, for a temporary period after Closing, of certain services by one or members of Seller’s Group to one or more of the Group Companies, and vice versa, (the “Master TSA”) provided that the failure for whatever reason to sign the Master TSA prior to or at Closing, shall not in any way delay or prevent Closing from taking place.
5.4	Estimated Net Debt Statement
5.4.1	No later than 3 (three) Business Days prior to the date set in Clause 6.1 for Closing, Seller shall deliver to Purchaser the Estimated Net Debt Statement.

5.4.2	The Estimated Net Debt Statement shall be drawn up in good faith in the form set out in Schedule 6 (Part 1).

5.4.3	Any amounts included in the determination of the Estimated Net Debt Statement in currencies other than Euro shall be translated into Euro at such exchange rates as are used by Seller for its internal accounting purposes and communicated to Purchaser, at the date of drawing up the Estimated Net Debt Statement.

5.4.4	The Estimated Net Debt Statement shall for purposes of the calculation and allocation of the Estimated Purchase Price, not be subject to review by Purchaser and shall be final and binding on the Parties.
5.5	Cooperation with Financing
5.5.1	At the request and cost of Purchaser, prior to the Closing, Seller shall reasonably cooperate, shall use all reasonable efforts to cause any Group Company to reasonably cooperate, and shall request that their respective Representatives, including legal and accounting, reasonably cooperate, in connection with the financing to be provided under the Commitment Letter and any equity, debt or other securities issuance to refinance or, subject to Clause 5.6, to replace all or any part of such financing (together, the “Financing”), in each case for the purchase or transfer of the Shares and the other transactions contemplated by this Agreement (provided that such requested cooperation does not unreasonably interfere with the ongoing management or operations of the Group, or require travel or demands on the time of management or employees prior to Closing that in the view of Seller is unreasonably disruptive to the management or operations of the Group), including (i) participation in a reasonable number of meetings, presentations, update due diligence sessions and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing, including a reconciliation of the Accounts to US GAAP; (iii) executing and delivering any pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Purchaser or Purchaser Parent and Guarantor, and (iv) the making of any notifications required in relation to the Financing under the Netherlands Works Council Act.

5.5.2	The obligations of Seller under this Clause 5.5 shall be limited as follows: (i) Seller and its Representatives shall not be required to incur any Liabilities in respect of the Financing, none of the Group Companies nor their respective Representatives shall be required to incur any Liabilities in respect of the Financing prior to Closing, and Purchaser shall indemnify and hold harmless each of Seller, the Group Companies and their respective Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties arising from or relating to their involvement or cooperation in connection with the Financing and any information utilized in connection therewith, including under any securities law, (ii) none of Seller, any Group Company or any Representative shall have any obligation to meet or participate in any meetings with any potential lender, investor or member of a banking syndicate (other than Goldman Sachs International) prior to Closing, in a manner that would unreasonably interfere with the operation of Seller’s business, (iii) nothing in this Clause 5.5 shall be deemed to permit or require the disclosure of information that would otherwise be prevented under Clause 14 (Confidentiality), (iv) arrangement of the Financing is the sole responsibility of Purchaser, and (v) obtaining the Financing, and cooperation by Seller, the Group Companies and their Representatives in obtaining the Financing, is not a condition to the obligations of Purchaser hereunder.
5.6	Financing obligations of Purchaser and Purchaser Parent and Guarantor
5.6.1	Purchaser and Purchaser Parent and Guarantor shall procure that the Bridge Facility and any other credit facility (other than the Credit Agreement) or other financing documents entered into pursuant to the Commitment Letter (together, “Financing Documents”) reflect in all material respects the terms set out in the Commitment Letter (including all terms relating to the amount of funds committed, the availability period and certain funds). Purchaser and Purchaser Parent and Guarantor shall perform their respective obligations under the Commitment Letter, Financing Documents and the Credit Agreement and shall use their respective reasonable best efforts to maintain the Commitment Letter, any Financing Documents and the Credit Agreement in full force and effect, shall not cancel any commitments thereunder, and shall not permit any amendment, modification, termination, replacement, restatement, cancellation or other change to be made to the Commitment Letter, any Financing Documents or the Credit Agreement, or grant any waiver, that would in any way (i) reduce the aggregate amount of the financing committed and available to be drawn thereunder, (ii) reduce the period of time for which funds are available to be drawn, (iii) make the conditions to disbursement more onerous to Purchaser or Purchaser Parent and Guarantor than those set forth in the Commitment Letter and the Credit Agreement, respectively, or (iv) adversely affect Purchaser’s ability to draw funds thereunder on the Closing Date sufficient to enable Purchaser to pay the amount payable by Purchaser under Clause 3 and all fees and expenses required to be paid in connection with such financing, refinancing existing indebtedness, and achieve Closing hereunder. The limitations set out in the preceding sentence shall not apply to the Commitment Letter or Credit Agreement once the Financing Documents have been entered into.

5.6.2	Purchaser undertakes to Seller that Purchaser shall take all action necessary to draw on the Closing Date under either the Bridge Facility or the Credit Agreement or both amounts sufficient for Purchaser to pay the amount payable under Clause 3 to the extent Purchaser does not use cash from Purchaser Parent and Guarantor. Purchaser shall not be entitled to delay Closing in order to draw amounts under any debt facility or to arrange any equity, debt or other securities issuance to refinance or replace all or any part of the Bridge Facility.
5.7	Loan and deposit agreements

Seller covenants that, prior to Closing, the loan under the Shareholder Loan Agreement, together with accrued interest thereon, netted against (i) the loan under that certain loan agreement entered into between the Company (as lender) and Seller (as borrower) during or about September 2007, together with accrued interest thereon, and (ii) certain cash deposits made by the Company with Seller since 28 February 2007, together with accrued interest thereon, shall have been converted, by way of an informal capital contribution, to share premium on the Shares so that all of the parties’ obligations under the said loan agreements and deposit arrangements shall have been terminated.
6.	CLOSING

6.1	Date and place

Subject to the satisfaction (or waiver under Clause 4.3.2) of each of the Conditions Precedent:
6.1.1	Closing shall take place in Amsterdam, the Netherlands, at the offices of Seller’s Lawyers, commencing at 11h00 CET, but not completed before 16h30 CET, on the 5th (fifth) Business Day after satisfaction or waiver of the Condition Precedent set out in Clause 4.1.1 (subject to the satisfaction (or waiver occurs under Clause 4.3.2) of the other Conditions Precedent); or

6.1.2	at such other date, time or location as may be agreed in writing by the Parties.
6.2	Payment of Estimated Purchase Price; Closing actions
6.2.1	Purchaser shall pay the Estimated Purchase Price in three parts to its euro resident accounts with ABN AMRO, ING and Rabobank no later than on the day immediately preceding the date scheduled for Closing pursuant to Clause 6.1, and shall procure that, immediately after performance of the actions set out in Paragraph 2 of Schedule 4, the Estimated Purchase Price is paid, with value on the Closing Date, from the aforesaid accounts to three designated bank accounts of Seller with the same banks.

6.2.2	At Closing, the Parties shall procure that the actions set out in Schedule 4 are taken in the sequence set out therein.
6.3	Repayment of Estimated Intra-Group Indebtedness
6.3.1	Immediately following Closing:
(a)	Purchaser shall procure that each relevant Group Company repays to the relevant member of Seller’s Group (excluding any Group Company) the Estimated Intra-Group Payables of said Group Company; and

(b)	Seller shall procure that each relevant member of Seller’s Group (excluding any Group Company) repays to each relevant Group Company the Estimated Intra-Group Receivables of said Group Company;

in each case as set out in the Estimated Net Debt Statement.
6.3.2	The repayments made pursuant to Clause 6.3.1 shall, to the extent legally permissible, be aggregated and discharged by way of set-off.
6.4	Breach of Closing obligations

If any Party breaches any material obligation in Clauses 6.2 and 6.3 and Schedule 4 in relation to Closing, Purchaser, in the case of breach by Seller, or

Seller, in the case of breach by Purchaser, shall be entitled (in addition to and without prejudice to all other rights or remedies available, including the right to claim damages) by notice served on or after the date set in Clause 6.1.1 for Closing:
6.4.1	to terminate this Agreement (other than Clauses 1, 13 and 15.2 through 15.16), in which event the Parties shall forthwith take all such action as is necessary to reverse any action already taken under Clauses 6.2 and 6.3 and Schedule 4;

6.4.2	to effect Closing as far as practicable having regard to the defaults which have occurred; or

6.4.3	to set a new date for Closing (not being more than 20 (twenty) Business Days after the previously set date for Closing) in which case the provisions of Clauses 6.2, 6.3 and 6.4 and Schedule 4 shall apply to Closing as so deferred.
7.	POST-CLOSING ADJUSTMENT

7.1	Net Debt Statement
7.1.1	Within 5 (five) Business Days after the Closing Date, Seller shall prepare and deliver to Purchaser a draft of the Net Debt Statement in the form set out in Schedule 6 (Part 1) and prepared in accordance with Schedule 6 (Part 2).

7.1.2	In the event that Purchaser disagrees with the draft Net Debt Statement, Purchaser shall within 10 (ten) Business Days after receipt thereof, deliver notice of such disagreement to Seller, such notice (the “Notice of Disagreement”) to specify (i) each line item in the draft statement with which Purchaser disagrees, (ii) the amount of each adjustment proposed by Purchaser and (iii) in reasonable detail, the reason for Purchaser’s disagreement in respect of each such line item.

7.1.3	If Purchaser does not deliver a Notice of Disagreement in terms of Clause 7.1.2, the draft Net Debt Statement shall be final and binding on Seller and Purchaser (and each relevant other member of Purchaser’s Group) for all purposes.

7.1.4	If Purchaser delivers a Notice of Disagreement in terms of Clause 7.1.2, then:
(a)	at the election of Seller, each line item in the draft Net Debt Statement in respect of which Purchaser does not deliver a Notice of Disagreement in accordance with Clause 7.1.2, shall be final and binding on Seller and Purchaser (and each other member of Purchaser’s Group) for all purposes; and

(b)	Seller and Purchaser shall attempt in good faith to reach agreement in respect of those line items in the draft Net Debt Statement in respect of which Purchaser has thus given Notice of Disagreement, provided that if Seller and Purchaser do not reach such agreement within 10 (ten) Business Days of delivery of the Notice of Disagreement, Seller or Purchaser may by notice to the other require that those line items in the draft Net Debt Statement that have been properly specified in Purchaser’s Notice of Disagreement in accordance with Clause 7.1.2 and subsequently have not been agreed upon between Seller and Purchaser within the aforesaid 10 (ten) Business Days, be referred to the Reporting Accountants in the terms of Schedule 6 (Part 3).
7.1.5	In order to enable the preparation and determination of the Net Debt Statement, Purchaser shall procure the keeping up-to-date and, subject to reasonable notice, making available to Seller’s Representatives during normal office hours of all books and records relating to the Group, and co-operate with them with regard to the preparation and determination of the Net Debt Statement. Purchaser shall procure that the Group Companies shall, in so far as it is reasonable to do so, make available the services of their employees to assist Seller in the performance of Seller’s duties and exercise of Seller’s rights under this Clause 7.1.
7.2	Adjustments to Purchase Price and repayment of Intra-Group Indebtedness
7.2.1	Net Debt
(a)	If the Net Debt reflected in the Net Debt Statement is less than the Estimated Net Debt, Purchaser shall pay to Seller an amount equal to such deficit.

(b)	If the Net Debt reflected in the Net Debt Statement exceeds the Estimated Net Debt, Seller shall repay Purchaser an amount equal to such excess.
7.2.2	Intra-Group Indebtedness

In respect of each Group Company:
(a)	to the extent that the amount of any Intra-Group Payable reflected in the Net Debt Statement is less than the amount of the Estimated Intra-Group Payable repaid pursuant to Clause 6.3.1(a), Seller shall procure that the relevant member of Seller’s Group pays to the Group Company an amount equal to such deficit;

(b)	to the extent that the amount of any Intra-Group Payable reflected in the Net Debt Statement exceeds the amount of the Estimated Intra-Group Payable repaid pursuant to Clause 6.3.1(a), Purchaser shall procure that the Group Company pays to the relevant member of Seller’s Group an amount equal to such excess;

(c)	to the extent that the amount of any Intra-Group Receivable reflected in the Net Debt Statement is less than the amount of the Estimated Intra-Group Receivable repaid pursuant to Clause 6.3.1(b), Purchaser shall procure that the Group Company pays to the relevant member of Seller’s Group an amount equal to such deficit; and

(d)	to the extent that the amount of any Intra-Group Receivable reflected in the Net Debt Statement exceeds the amount of the Estimated Intra-Group Receivable repaid pursuant to Clause 6.3.1(b), Seller shall procure that the relevant member of Seller’s Group pays to the Group Company an amount equal to such excess.
7.2.3	Interest

Any payment to be made in accordance with this Clause 7.2 shall include interest thereon calculated, at the Interest Rate, from the day after the Effective Time to the day of payment, both days inclusive.

7.2.4	Payment
(a)	The due date for any payment to be made under this Clause 7.2, shall be the 5th (fifth) Business Day after the Net Debt Statement has been finally determined in accordance with Clause 7.1.4.

(b)	All payments (including interest payments) made under this Clause 7.2 (excluding Clause 7.2.2) shall be made on account of the Purchase Price.

(c)	To the extent legally permissible, the payments to be made pursuant to this Clause 7.2, shall be aggregated and discharged by way of set-off.
8.	WARRANTIES

8.1	Seller’s Warranties
8.1.1	Subject to the remaining provisions of this Clause 8 and to Clauses 9 and 10, Seller represents and warrants to Purchaser and Purchaser Parent and Guarantor and, as an irrevocable third party stipulation (`derdenbeding´) after Closing, to the Company and members of the Group that the statements set out in Schedule 7 (Part 1) were true and accurate at the Reference Time, except for the Seller’s Warranty set out in Paragraph 2(a)(ii) (the Accounts) which Seller represents and warrants as being true and accurate at the Accounts Date.

8.1.2	Each Seller’s Warranty applies only to the subject expressly referred to therein. Without detracting from the generality of the foregoing, but with the exception of the generality of Paragraphs 2(a), 4(b), and 15(a) of Schedule 7 (Part 1), the only Seller’s Warranties given:
(a)	in respect of real property, are those contained in Paragraph 5 of Schedule 7 (Part 1) and all other Seller’s Warranties shall be deemed not to be given in respect of real property;

(b)	in respect of Intellectual Property, are those contained in Paragraph 6 of Schedule 7 (Part 1) and all other Seller’s Warranties shall be deemed not to be given in respect of Intellectual Property;

(c)	in respect of employment or pension matters, are those contained in Paragraph 8 of Schedule 7 (Part 1) and all other Seller’s Warranties shall be deemed not to be given in respect of such matters;

(d)	in respect of HSE matters, are those contained in Paragraph 8(a)(iii) and Paragraph 10 of Schedule 7 (Part 1) and all other Seller’s Warranties shall be deemed not to be given in respect of HSE matters;

(e)	in respect of anti-trust, fair trading, dumping, state and consumer protection or similar matters, are those contained in Paragraph 11 of Schedule 7 (Part 1) and all other Seller’s Warranties shall be deemed not to be given in respect of such matters; and

(f)	in respect of Tax matters, are those contained in Paragraph 14 of Schedule 7 (Part 1) and all other Seller’s Warranties shall be deemed not to be given in respect of such matters.
8.1.3	Seller shall provide to Purchaser and Purchaser Parent and Guarantor a certificate at Closing representing and warranting that Seller’s Warranties are true and accurate at Closing as if they had been repeated at Closing, except for those that refer to a specific date, provided that:
(a)	the reference to the 12-month period in Paragraph 7(c) of Schedule 7 (Part 1) shall be deemed to be the 12-month period commencing at the Reference Time; and

(b)	the foregoing repetition of warranties provided for above shall not apply to Paragraphs 2(a), 8(b)(i), and 15(a)(iv) of Schedule 7 (Part 1).
8.1.4	Each of Purchaser and Purchaser Parent and Guarantor acknowledges and agrees that Seller makes no representation or warranty as to the accuracy of any forecasts, estimates, projections, statements of intent or statements of opinion howsoever provided to Purchaser or any of its Representatives. Purchaser acknowledges that no representations or warranties, express or implied, have been given or are given by Seller or any of its Representatives other than Seller’s Warranties.

8.1.5	Any Seller’s Warranty qualified by the expression “so far as Seller is aware” or any similar expression shall be deemed to refer to the knowledge of those members of Seller’s corporate staff whose names are set out in Schedule 7 (Part 3), who shall be deemed to have knowledge of such matters as they would have discovered had they made reasonable enquiries within the Group.

8.1.6	The applicability of article 7:17 of the Netherlands Civil Code is hereby excluded.
8.2	Disclosure

Seller’s Warranties are limited by, and Seller shall not be in breach of or liable for any Seller’s Warranties in respect of, the matters disclosed in:
8.2.1	the Prospectus;

8.2.2	the Accounts;

8.2.3	the Disclosure Letter;

8.2.4	this Agreement;

8.2.5	those documents made available in the Data Room in respect of which Purchaser Parent and Guarantor and its Representatives were granted printing privileges on or prior to 9 March 2007 which are listed in Schedule 10;

8.2.6	any publicly available documents filed with, or furnished to, the U.S. Securities and Exchange Commission by Seller prior to Closing;

8.2.7	the written management presentation held on 7 March 2007 as made available to Purchaser Parent and Guarantor at or prior to Signing; and

8.2.8	in correspondence or other written material, sent or provided (including by electronic transmission) by Seller or its Representatives, as from 28 February 2007 to the Reference Time, to Purchaser Parent and Guarantor or its Representatives, together with the contents of all enclosures thereto, which are attached on Schedule 11.
8.3	Purchaser’s and Purchaser Parent and Guarantor’s Warranties
8.3.1	Purchaser represents and warrants to Seller that, as at the date of the execution of this Agreement:
(a)	the statements set out in Schedule 7 (Part 4) are true and accurate in all material respects; and

(b)	neither Purchaser nor any of its Representatives, is aware of any breach of Seller’s Warranties or of any fact or circumstance which could give rise to a breach of Seller’s Warranties.
8.3.2	Purchaser Parent and Guarantor represents and warrants to Seller that, at the Reference Time:
(a)	the statements set out in Schedule 7 (Part 4) were true and accurate in all material respects as if made by Purchaser Parent and Guarantor in respect of itself; and

(b)	neither Purchaser Parent and Guarantor, nor any other member of Purchaser’s Group, nor any of their respective Representatives, is aware of any breach of Seller’s Warranties or of any fact or circumstance which could give rise to a breach of Seller’s Warranties.
8.3.3	Purchaser shall provide to Seller a certificate at Closing representing and warranting that the statements set out in Schedule 7 (Part 4) are true and accurate at Closing as if they had been repeated at Closing.

8.3.4	Purchaser Parent and Guarantor shall provide to Seller a certificate at Closing representing and warranting that the statements set out in Schedule 7 (Part 4) are true and accurate at Closing as if they had been repeated by Purchaser Parent and Guarantor in respect of itself at Closing.
8.4	Liability for breach
8.4.1	Subject to Clauses 4.3.3 and 6.4.1, in the event of any breach by Seller under this Agreement, Purchaser shall not have the right to terminate or rescind this Agreement and as its sole and exclusive remedy and subject to any other applicable limitations of liability, shall have the right, after the Closing Date, to claim the Losses suffered or incurred by Purchaser as a result of such breach, it being agreed that a Loss suffered by the relevant Group Company in respect of such breach shall, subject to any other applicable limitations of liability, be deemed to be a Loss suffered by Purchaser.

8.4.2	In the event of any breach of Purchaser’s Warranties, Seller shall be entitled to claim the Losses suffered or incurred by Seller and any other member of Seller’s Group as a result of such breach.

8.4.3	For purposes of this Agreement and subject to Clause 8.2, it is agreed that a breach of a Seller’s Warranty or Purchaser’s Warranty, as the case may be, shall occur where same is untrue or inaccurate on any date as at which the same is given.
8.5	Master Separation Agreement
8.5.1	For purposes of the Master Separation Agreement, Seller agrees, as an irrevocable third party stipulation (`derdenbeding´) in favour of the Company, that the Company shall have no obligation under the Master Separation Agreement to compensate or indemnify Seller (or any other member of Seller’s Group (excluding the Group)), for any Liabilities or Losses which, but for this provision, would give rise to such obligation as a result of contamination with Hazardous Substances caused by an act or omission of (a) any member of Seller’s Group (excluding the Group) or (b) any third party (excluding the Group Companies) for whose acts or omissions a member of Seller’s Group (excluding the Group) is responsible.

8.5.2	For purposes of the Master Separation Agreement, Seller agrees, as an irrevocable third party stipulation (`derdenbeding´) in favour of Purchaser and Purchaser Parent and Guarantor, that they shall be the beneficiary of the obligations of Seller to the Company under the Master Separation Agreement, provided that the foregoing shall not apply to the extent that it would result in any increase of Seller’s obligations under the Master Separation Agreement.

8.5.3	For purposes of the Master Separation Agreement, Purchaser shall, as of and after Closing, procure that no member of Purchaser’s Group exercises any right under the Master Separation Agreement to be compensated or indemnified for any Liabilities or Losses which, but for this provision, would give rise to such right as a result of contamination with Hazardous Substances caused by an act or omission of (a) any member of the Group or (b) any third party (excluding Seller’s Group) for whose acts or omissions a member of the Group is responsible.

8.5.4	Seller and Purchaser agree that, for purposes of the Master Separation Agreement, any liability of Seller, or any liability that Seller would have but for Clauses 9.2 (minimum claims), 9.3 (aggregate minimum claims) and 9.4 (maximum liability), under this Agreement shall not qualify as an Assumed Liability (as defined in the Master Separation Agreement) or a Liability referred to in Clause 3.1.2 of the Master Separation Agreement or any other matter for which the Company is required to indemnify or compensate Seller under the Master Separation Agreement.

8.5.5	As between Seller and Purchaser and Purchaser Parent and Guarantor, in the event of a conflict between the provisions of the Master Separation Agreement and this Agreement, the provisions of this Agreement shall prevail.
9.	LIMITATION OF LIABILITY

9.1	Time limitation

Seller shall not be liable in respect of any claim under this Agreement unless a notice of the claim is given to Seller specifying the matters set out in Clause 10.2:

9.1.1	in the case of any claim under Paragraphs 1 and 2(b) of Schedule 7 (Part 1) (Incorporation, authority, corporate action, the Shares and the Group Companies), within the statutory limitation period applicable in the relevant jurisdiction for giving notice of any such claim;

9.1.2	in the case of any claim under Paragraph 14 of Schedule 7 (Part 1) (Tax warranties), within 30 (thirty) days after expiry of the statutory limitation period applicable in the relevant jurisdiction for the Tax matter giving rise to such claims and any applicable term during which additional assessments can be levied under the relevant Law;

9.1.3	in the case of any claim under Paragraph 8(a)(iii) and Paragraph 10 of Schedule 7 (Part 1) (HSE matters), within 36 (thirty-six) months after the Effective Time; and

9.1.4	in the case of any other claim, within 18 (eighteen) months after the Effective Time.
9.2	Minimum claims

Without detracting from any other limitations of liability set out in this Agreement, Seller shall only be liable under this Agreement in respect of any individual claim, or a series of claims arising from identical facts, to the extent that the liability agreed or determined in respect of such claim or series of claims exceeds EUR 10 million (ten million euro), provided that this limitation shall not apply to any liability of Seller arising under Schedule 8 (Tax Indemnities and Tax matters).

9.3	Aggregate minimum claims

Without detracting from any other limitations of liability set out in this Agreement, Seller shall not be liable under this Agreement in respect of a claim unless and until the aggregate amount of all claims for which Seller would otherwise be liable under this Agreement, exceeds EUR 50 million (fifty million euro) (but then for the full amount), provided that this limitation shall not apply to any liability of Seller arising under Schedule 8 (Tax Indemnities and Tax matters).

9.4	Maximum liability

The aggregate liability of Seller in respect of all claims under this Agreement shall not exceed EUR 850 million (eight hundred and fifty million), provided that this limitation shall not apply to any liability of Seller arising (a) from a breach of Seller’s Warranty in respect of Paragraphs 1(a), 1(b), 1(e), 2(b)(i) and 2(b)(ii) of Schedule 7 (Part 1), or (b) under Schedule 8 (Tax Indemnities and Tax matters).

9.5	Provisions

Seller shall not be liable under this Agreement in respect of any claim if and to the extent that any allowance, provision or reserve is made in the Net Debt Statement, or in the Accounts for the matter giving rise to the claim.

9.6	Matters arising after Reference Time / Effective Time

Seller shall not be liable under this Agreement in respect of any matter, act, omission or circumstance (or any combination thereof), including the aggravation of a matter or circumstance, to the extent that the same would not have occurred but for:

9.6.1	any matter or thing done or omitted to be done as required by this Agreement or otherwise at the request and with the written approval of Purchaser, or any other member of Purchaser’s Group;

9.6.2	any act, omission or transaction of Purchaser or any other member of Purchaser’s Group, or their respective directors, officers, employees or agents or successors in title, after the Reference Time;

9.6.3	any act, omission or transaction of any of the Group Companies, or their respective directors, officers, employees or agents or successors in title, after Closing;

9.6.4	the passing of, or any change in, any Law or administrative practice of any Governmental Authority after the Reference Time, including any increase in the rates of Taxation or any imposition of Taxation or any withdrawal of relief from Taxation not actually in effect at the Reference Time;

9.6.5	any change in any accounting or Taxation policy, basis or practice of Purchaser or any other member of Purchaser’s Group introduced after the Reference Time; or

9.6.6	any change in any accounting or Taxation policy, basis or practice of any of the Group Companies introduced after the Effective Time.
9.7	Purchaser’s Insurance

Seller shall not be liable in respect of any claims made by Purchaser or any other member of Purchaser’s Group, to the extent that the Losses in respect of which a claim is made, are covered by a policy of insurance in force immediately prior to the Closing Date and insofar as any member of the Group or another member of Purchaser’s Group actually has recovered under such insurance, provided that Purchaser shall procure that the relevant insurance claim is and continues to be pursued with reasonable diligence.

9.8	Net financial benefit

Seller shall not be liable under this Agreement in respect of any claims to the extent of any corresponding savings realized by or quantifiable net financial benefit realized to Purchaser or any other member of Purchaser’s Group arising in respect of such Losses or the facts giving rise to such Losses (for example, without limitation, where the amount (if any) by which any Taxation for which Purchaser or any other member of Purchaser’s Group would otherwise have been accountable or liable to be assessed is actually or will actually be reduced or extinguished as a result of the matter giving rise to such liability).

9.9	Mitigation of Losses

Purchaser shall procure that all commercially reasonable efforts are made and all commercially reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability in respect of any claim under this Agreement.

9.10	Purchaser’s right to recover
9.10.1	Recovery for direct Losses

Seller shall only be liable in respect of direct losses and shall not be liable in respect of any indirect or consequential losses.

9.10.2	Recovery from third parties

Purchaser shall, and shall procure that any other relevant member of Purchaser’s Group shall, promptly take all reasonably necessary steps to enforce recovery against all third parties in respect of Losses that are the subject matter of a claim against Seller. If, before Seller pays an amount in discharge of any claim under this Agreement, any member of Purchaser’s Group has recovered (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which compensates any member of Purchaser’s Group (in whole or in part) in respect of the Loss which is the subject matter of the claim, then Seller’s obligations shall be reduced to the extent of the recoveries so received by any member of Purchaser’s Group. If Seller has paid an amount in discharge of any claim under this Agreement and any member of Purchaser’s Group subsequently recovers (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which compensates any member of Purchaser’s Group (in whole or in part) in respect of the Loss which is the subject matter of the claim, then Purchaser shall procure that the relevant member of Purchaser’s Group forthwith pays to Seller the amount recovered, less any costs and expenses reasonably incurred in obtaining such recovery and limited to the amount actually paid by Seller in respect of the claim.

9.10.3	Double claims

Purchaser shall not be entitled to recover from Seller under this Agreement more than once in respect of the same Losses suffered. Without detracting from any other limitations of liability set out in this Agreement, in the event that any matter, act, omission or circumstance (or any combination thereof) giving rise to a breach of a Seller’s Warranty is the subject of an indemnity under this Agreement, Purchaser’s claim shall be limited to a claim under said indemnity.

9.10.4	Fraud

The limitations set out in this Clause 9 shall not apply to the extent the relevant claim relates to any fraudulent acts or willful misconduct on part of Seller’s Group (excluding the Group).
10.	CLAIMS

10.1	Notification of potential claims

If Purchaser or any other member of Purchaser’s Group becomes aware of any matter or circumstance that may give rise to a claim against Seller under this Agreement, save for any claim made under Schedule 8 (Tax Indemnities and Tax matters), Purchaser shall within 40 (forty) Business Days deliver a notice to Seller setting out such information as is available to Purchaser or any other member of Purchaser’s Group as is reasonably necessary to enable Seller to assess the merits of the claim, to act to preserve evidence and to make such provision as Seller may consider necessary, provided that failure to give such notification within the aforesaid 40 (forty) Business Days shall not affect Purchaser’s right to make the claim except to the extent any member of Seller’s Group shall have been or will be actually prejudiced as a result of such failure.

10.2	Notification of claims

Without detracting from Clause 10.1, notices of claims under this Agreement shall be given by Purchaser to Seller within the time limits specified in Clause 9.1, specifying full information of the legal and, to the extent available, factual basis of the claim and the evidence on which Purchaser relies and, if practicable, an estimate of the amount of Losses which are, or are to be, the subject of the claim (including any Losses which are contingent on the occurrence of any future event).

10.3	Commencement of proceedings

Without detracting from Clause 10.2, any claim notified to Seller shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably withdrawn 12 (twelve) months after the notice is given pursuant to Clause 10.2 unless legal proceedings (including the dispute resolution procedures set forth in Clause 15.15.3) in respect of it have been formally commenced.

10.4	Investigation by Seller

In connection with any matter or circumstance notified by Purchaser pursuant to Clause 10.1 or 10.2:
10.4.1	Purchaser shall procure that the relevant members of Purchaser’s Group allow reasonable access during normal business hours to Seller and its financial, accounting, legal and other advisers to investigate the matter or circumstance alleged to give rise to such claim and whether and to what extent any amount is or may be payable in respect of such claim; and

10.4.2	Purchaser shall use its reasonable efforts to procure that the relevant members of Purchaser’s Group disclose to Seller all relevant information of which Purchaser or any other member of Purchaser’s Group is aware which relates to the claim and shall procure that all relevant members of Purchaser’s Group shall give, subject to their being paid reasonable costs and expenses, all such information and assistance, including reasonable access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, in each case as Seller or its financial, accounting, legal or other advisers may reasonably request.
10.5	Procedure for third party claims

If the claim notified to Seller is a result of or in connection with a claim by or liability to a third party then:
10.5.1	no admissions in relation to such third party claim shall be made by or on behalf of Purchaser or any other member of Purchaser’s Group and the claim shall not be compromised, disposed of or settled without the prior written consent of Seller;

10.5.2	Seller shall be entitled at its own expense and in its absolute discretion, by notice to Purchaser, and Purchaser’s Group shall duly and fully co-operate to allow Seller, to take such action after consultation with Purchaser as it deems reasonably necessary to avoid, dispute, deny, defend, resist, appeal, compromise or contest such claim or liability (including making counterclaims or other claims against third parties) in the name of and on behalf of Purchaser or other member of Purchaser’s Group concerned and to control the conduct of any related proceedings, negotiations or appeals; and

10.5.3	where Seller has issued a notice pursuant to Clause 10.5.2, Purchaser’s Group shall give, subject to their being paid reasonable costs and expenses, all such information (other than such correspondence as is subject to legal professional privilege of any member of Purchaser’s Group or their advisors) and assistance including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as Seller may reasonably request for the purpose referred to in Clause 10.5.2, including instructing such professional or legal advisers as Seller may nominate to act on behalf of Purchaser or other member of Purchaser’s Group concerned but in accordance with Seller’s instructions, it being agreed that Seller shall consult with Purchaser on all relevant matters relating to the claim and shall forward or procure to be forwarded to Purchaser copies of all material external correspondence (other than such correspondence as is subject to legal professional privilege of any member of Seller’s Group) relating to the claim.
10.6	Third party stipulation limitation

The provisions of this Clause 10 shall apply mutatis mutandis to any claim made by a third party under a third party stipulation included in this Agreement.

11.	TAX MATTERS

Purchaser and Seller hereby agree to the matters set out in Schedule 8.

12.	RESTRICTIONS

12.1	Restrictions on Seller
12.1.1	Seller undertakes with Purchaser and, as an irrevocable third party stipulation (`derdenbeding´) after Closing, the Company and all other Group Companies, to procure that no member of Seller’s Group will, during the Restricted Period:
(a)	undertake in any capacity any Restricted Activity or any business activity which is of the same or similar type thereto and which is or is likely to be in competition therewith; or

(b)	induce or seek to induce any Restricted Employee to become employed whether as employee, consultant or otherwise by any member of Seller’s Group, whether or not such Restricted Employee would thereby commit a breach of his contract of service, provided that the placing of an advertisement of a post available to a member of the public generally and the recruitment of a person through an employment agency shall not constitute a breach of this Clause 12.1.1(b), provided that no member of Seller’s Group instructs or encourages such agency to approach any Restricted Employee.

12.1.2	The restriction in Clause 12.1.1(a) shall not operate to prohibit any member of Seller’s Group from:
(a)	acquiring all or part of the outstanding issued share capital of a company that undertakes Restricted Activity, provided that such company’s Restricted Activities represent less than 25% (twenty-five percent) of its aggregate annual turnover, as published in its last approved annual accounts, or less than 10% of the combined aggregate turnover of such company and Seller’s Group, based on the last approved consolidated annual accounts of Seller’s Group and such company on a pro forma basis, provided that, notwithstanding anything to the contrary, Seller shall not be prohibited from merging with, or being acquired by, any company if the primary purpose of such merger or acquisition was not to avoid the application of this Clause 12.1; or

(b)	fulfilling any obligation pursuant to this Agreement and any agreement to be entered into pursuant to this Agreement.
12.2	Restriction on Purchaser

Purchaser’s Group shall not during the Restricted Period actively induce or directly seek to induce any person employed in Seller’s Group to become employed by any member of Purchaser’s Group, provided that the placing of an advertisement of a post available to a member of the public generally and the recruitment of a person through an employment agency shall not constitute a breach of this Clause 12.2, provided that no member of Purchaser’s Group instructs or encourages such agency to approach any such person.

13.	PURCHASER PARENT AND GUARANTOR GUARANTEE

13.1	Guarantee

Purchaser Parent and Guarantor hereby, as a separate and independent obligation, unconditionally and irrevocably guarantees to Seller, and shall be jointly and severally liable, as co-principal debtor, (`hoofdelijke aansprakelijkheid´) to Seller for the due and punctual performance and observance by Purchaser, and any other relevant member of Purchaser’s Group, and their assigns, of all their obligations, commitments, undertakings, warranties and indemnities under or pursuant to this Agreement and the Retained Intra-Group Agreements (the “Guaranteed Obligations”).

13.2	Default; enforcement; non-waiver
13.2.1	If and whenever a default occurs for any reason whatsoever in the performance of any of the Guaranteed Obligations, Purchaser Parent and Guarantor shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the Guaranteed Obligations in regard to which such default has been made in the manner prescribed by and subject to the rights and limitations contained in this Agreement.

13.2.2	The liability of Purchaser Parent and Guarantor under this Clause 13 shall not be released or diminished by any variation of the Guaranteed Obligations or any forbearance, neglect or delay in seeking performance of the Guaranteed Obligations or any granting of time for such performance.
14.	CONFIDENTIALITY

14.1	Announcements

No announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of Seller’s Group or Purchaser’s Group without the prior written approval of Seller and Purchaser. This shall not affect any announcement, filing or circular required by Law or the rules of any recognized stock exchange on which the shares of Seller or Purchaser Parent and Guarantor are listed, provided that the party with an obligation to make an announcement or issue a circular shall consult with Purchaser Parent and Guarantor or Seller, as the case may be, insofar as is reasonably practicable before complying with such an obligation, and afford such party reasonable opportunity to review and comment upon any such announcement, filing or circular.

14.2	Confidentiality undertaking
14.2.1	The Confidentiality Agreement shall cease to have any force or effect from Closing.

14.2.2	Subject to Clause 14.1 and Clause 14.2.3, each of the Parties shall treat as strictly confidential and not disclose or use any information contained in or received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:
(a)	the provisions of this Agreement or any agreement entered into pursuant to this Agreement;

(b)	the negotiations relating to this Agreement (or any such other agreement); or

(c)	a Party to this Agreement or the business carried on by it or any member of its group of companies.
14.2.3	Clause 14.2.2 shall not prohibit disclosure or use of any information if and to the extent:
(a)	the disclosure or use is required by or reasonably necessary under Law or any recognized stock exchange on which the shares of any Party are listed;

(b)	the disclosure or use is required to vest the full (reasonably expected) benefit of this Agreement in any Party;

(c)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing Party;

(d)	the disclosure is made to professional advisers of any Party or to lenders, underwriters or financial advisers to any Party or their legal advisers on terms that such professional advisers, lenders, underwriters or financial advisers or legal advisers undertake to comply with the provisions of Clause 14.2.2 in respect of such information as if they were a party to this Agreement, or to ratings agencies;

(e)	the information is or becomes publicly available (other than by breach of the Confidentiality Agreement or of this Agreement);

(f)	the other Party has given prior written approval to the disclosure or use;

(g)	the information is independently developed after Closing; or

(h)	the disclosure is made by a Party in connection with an offering of debt or equity securities made after a positive advice has been secured by Seller in relation to the transactions contemplated by this Agreement under the Netherlands Works Council Act;
provided that prior to disclosure or use of any information pursuant to Clause 14.2.3(a), 14.2.3(b), or 14.2.3(c), the Party concerned shall, to the extent practically possible, promptly notify the other Party of such requirement with a view to providing the other Party with the opportunity to contest such disclosure or use or to otherwise agree the timing and content of such disclosure or use.
15.	MISCELLANEOUS

15.1	Further assurances

Each of the Parties shall from time to time execute such documents and perform such acts and things as the other Party may reasonably require to give either Party the full benefit of this Agreement. Seller will provide Purchaser with such assistance as Purchaser may reasonably require in order to allow Purchaser to accomplish the purposes of any Restructuring Transaction.

15.2	Whole agreement
15.2.1	This Agreement contains the whole agreement between the parties to this Agreement relating to the subject matter of this Agreement, to the exclusion of any terms implied by Law which may be excluded by contract, and supersedes any previous written or oral agreement between the parties to this Agreement in relation to the matters dealt with in this Agreement.

15.2.2	Purchaser acknowledges that it has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly set out in this Agreement.
15.3	No assignment
15.3.1	This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. None of the Parties may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Party, except as provided in Clause 15.3.2, except with respect to any Group Company Sale by a member of Purchaser’s Group in accordance with the terms of this Agreement, and except that each of Seller and Purchaser may assign any and all of its rights or delegate any and all of its obligations under this Agreement to one or more of its direct or indirect wholly owned subsidiaries (but no such assignment shall relieve Seller or Purchaser, as applicable, of any of its obligations under this Agreement).

15.3.2	Any obligation of any Party to the other Party under this Agreement which is performed, satisfied or fulfilled completely by a member of such Party’s Group, shall be deemed to have been performed, satisfied or fulfilled by such Party.
15.4	Waiver

No waiver of any provision of this Agreement shall be effective unless in writing and signed by or on behalf of the party entitled to give such waiver.

15.5	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

15.6	Third party rights

Save as expressly otherwise stated, this Agreement does not contain a stipulation in favour of a third party (`derdenbeding´).

15.7	Rescission

Without prejudice to Clauses 4.3.3 and 6.4.1, each Party waives its right to rescind (`ontbinden´) this Agreement on the basis of section 6:265 of the Netherlands Civil Code. Furthermore, a mistaken party shall bear the risk of any mistake (`dwaling´) in making this Agreement.

15.8	Method of payment
15.8.1	Wherever in this Agreement provision is made for a payment to be made or procured by Seller to Purchaser, Seller shall arrange that such payment shall be made by Seller for itself and on behalf of the relevant member of Seller’s Group to Purchaser for itself and on behalf of the relevant member of Purchaser’s Group.

15.8.2	Wherever in this Agreement provision is made for a payment to be made or procured by Purchaser to Seller, Purchaser shall arrange that such payment shall be made by Purchaser for itself and on behalf of the relevant member of Purchaser’s Group to Seller for itself and on behalf of the relevant member of Seller’s Group.

15.8.3	Any such payments shall be effected by crediting for same day value the account specified by Seller or Purchaser, as the case may be, on behalf of the Party entitled to the payment (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

15.8.4	Payment of a sum in accordance with this Clause shall be a good discharge to the payer (and those on whose behalf such payment is made) of its obligation to make such payment and the payer (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

15.9	Costs

Unless this Agreement provides otherwise, all costs which a party has incurred or must incur in preparing, concluding or performing this Agreement are for its own account. All transfer and other similar Taxes and all notarial fees payable in connection with the sale, transfer or purchase of the Shares and the Shareholder Loan Claim under this Agreement shall be paid by Purchaser.

15.10	Interest

If any Party defaults in the payment when due of any sum payable under this Agreement, the liability of that Party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at the Interest Rate.

15.11	Notices
15.11.1	Any notice in connection with this Agreement (a “Notice”) shall be:
(a)	in writing;

(b)	in English; and

(c)	delivered by hand, fax, registered post or by courier using an internationally recognized courier company.
15.11.2	A Notice to Seller shall be sent to Seller at the following address, or such other person or address as Seller may notify to Purchaser from time to time:

Akzo Nobel N.V.

Strawinskylaan 2555

1077 ZZ Amsterdam

The Netherlands

Fax: +31 20 502 7620

Attention: General Counsel

15.11.3	A Notice to Purchaser and/or Purchaser Parent and Guarantor shall be sent to Purchaser and/or Purchaser Parent and Guarantor, as the case may be, at the following address, or such other person or address as Purchaser Parent and Guarantor may notify to Seller from time to time:

Schering-Plough Corporation

2000 Galloping Hill Road

Kenilworth, NJ 07033-0530

United States of America

Fax: +1 (0) 908 298 7555

Attention: General Counsel

15.11.4	A Notice shall be effective upon receipt and shall be deemed to have been received:
(a)	at the time of delivery, if delivered by hand, registered post or courier;

(b)	at the time of transmission in legible form, if delivered by fax.
15.12	Invalidity

If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any Law:
15.12.1	such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected;

15.12.2	Seller and Purchaser shall use reasonable efforts to agree a replacement provision that is legal, valid and enforceable to achieve so far as possible the intended effect of the illegal, invalid or unenforceable provision.
15.13	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Parties may enter into this Agreement by signing any such counterpart.

15.14	Notary

With reference to the Rules of Professional Conduct (`Verordening beroeps- en gedragsregels´) of the Royal Dutch Organization of Civil Law Notaries (`Koninklijke Notariële Beroepsorganisatie´) all parties expressly agree that (i) De Brauw Blackstone Westbroek N.V. acts as counsel to Seller in connection with, or acts as counsel for or on behalf of Seller in the event of any dispute relating to, this Agreement or any related agreement, and that (ii) a civil law notary of De Brauw Blackstone Westbroek N.V. executes deeds connected with this Agreement or any related agreement.

15.15	Dispute resolution
15.15.1	Seller and Purchaser and, if applicable, Purchaser Parent and Guarantor shall attempt in good faith to resolve promptly any dispute arising out of or relating to this Agreement by negotiation, with the exception of disputes with regard to the determination of the Net Debt Statement pursuant to Clause 7.1.2 which are to be negotiated and resolved as set out in said Clause. If the matter (excluding disputes with regard to the determination of the Net Debt Statement pursuant to Clause 7.1.2) is not resolved in the normal course of business, either Party may give the other Party written notice of any such unresolved dispute, after which the dispute shall be referred to senior executives of each Party, who shall similarly attempt to resolve the dispute.

15.15.2	If the dispute referred to in Clause 15.15.1 (with the exception of disputes with regard to the determination of the Net Debt Statement pursuant to Clause 7.1.2) has not been resolved by negotiation within 45 (forty-five) Business Days after delivery of the written notice referred to in Clause 15.15.1, or if Seller’s, Purchaser’s or Purchaser Parent and Guarantor’s senior executives, as the case may be, fail to meet within 20 (twenty)

Business Days after delivery of such notice, then Seller and Purchaser and/or Purchaser’s Parent, as the case may be, shall endeavour to settle the dispute by mediation in the Netherlands in accordance with the rules of ACB Mediation. The language of the mediation shall be English.

15.15.3	If the dispute referred to in Clause 15.15.1 (with the exception of disputes with regard to the determination of the Net Debt Statement pursuant to Clause 7.1.2) has not been resolved by mediation as provided in Clause 15.15.2 within 90 (ninety) Business Days after the initiation of such procedure, then, at the election of Seller or Purchaser or Purchaser Parent and Guarantor, as the case may be, the dispute shall be finally and exclusively settled by arbitration in the Netherlands in accordance with the rules of arbitration of the Netherlands Arbitration Institute (`Nederlands Arbitrage Instituut´). The tribunal shall comprise three arbitrators. The procedure shall be conducted in the English language in accordance with the rules of law (`regelen des rechts´).
15.16	Governing law
15.16.1	This Agreement and the documents to be entered into pursuant to it, save as expressly otherwise provided therein, shall be governed by and construed in accordance with the Law of the Netherlands.

15.16.2	Parties exclude the application of the United Nations Convention on Contracts for the International Sale of Goods to this Agreement and the documents to be entered into pursuant to it.
AGREED AND SIGNED:
on 30 September 2007 for and on behalf of Purchaser:

SCHERING-PLOUGH INTERNATIONAL C.V.

Name:	Name:
Title:	Title:
On 30 September 2007 for and on behalf of Purchaser Parent and Guarantor:
SCHERING-PLOUGH CORPORATION

Name:	Name:
Title:	Title:

on 30 September 2007 for and on behalf of Seller:

AKZO NOBEL N.V.

Name:	Name:
Title:	Title: